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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68905

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sammons Financial Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4546 Corporate Drive, Suite 100
(No. and Street)

West Des Moines (City) | Iowa (State) | 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlen Dykhuis | 515-221-4845
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

699 Walnut Street, Suite 1300 (Address) | Des Moines (City) | Iowa (State) | 50309 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Lowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sammons Financial Network, LLC, as of December, 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STACIE RIESENBERG
Commission Number 790318
My Commission Expires
June 04, 2021
NOTARIAL SEAL IOWA

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMMONS FINANCIAL NETWORK, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

As of and for the Year Ended December 31, 2018
With Reports of Independent Registered Public Accounting Firm Required by SEC Rule 17a-5.
A Statement of Financial Condition and Report of Independent Registered Public Accounting Firm, bound separately, has been filed with the U.S. Securities and Exchange simultaneously as a Public Document.

SAMMONS FINANCIAL NETWORK, LLC
INDEX
DECEMBER 31, 2018

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Sammons Financial Network, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sammons Financial Network, LLC (the "Company") as of December 31, 2018, and the related statements of operations, of changes in member's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2019

We have served as the Company's auditor since 2012.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash	$ 8,644,342
Receivable from funds	2,965,128
Receivable from affiliate	3,166,901
Prepaid expenses	56,320
Total assets	$ 14,832,691
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 950,275
Commissions payable	104,256
Payable to affiliate	4,128,110
Total liabilities	5,182,641
Member's equity	9,650,050
Total liabilities and member's equity	$ 14,832,691

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES	
Mutual fund distribution fees	$ 35,443,372
Annuity distribution fees	10,405,385
Other	255,014
Total revenues	46,103,771
EXPENSES	
Employee compensation and benefits	13,527,560
Administrative fees	13,652,690
Commissions	23,669,278
Regulatory and licensing	154,629
Other	2,610,114
Total expenses	53,614,271
Net loss	$ (7,510,500)

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Accumulated Deficit	Member's *Contributions*	Total
Balance at December 31, 2017	$ (75,389,450)	$ 83,150,000	$ 7,760,550
Net loss	(7,510,500)	-	(7,510,500)
Contributions from member	-	9,400,000	9,400,000
Balance at December 31, 2018	$ (82,899,950)	$ 92,550,000	$ 9,650,050

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES	
Net loss	$ (7,510,500)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Increase in receivable from funds	(349,696)
Increase in receivable from afffiliate	(485,654)
Increase in prepaid expenses	(11,278)
Decrease in commissions payable	(26,018)
Decrease in payable to affiliate	(92,611)
Increase in acccounts payable and accrued expenses	233,606
Net cash used in operating activities	(8,242,151)
FINANCING ACTIVITIES	
Contributions from member	9,400,000
Net cash provided by financing activities	9,400,000
Net increase in cash	1,157,849
CASH	
Beginning of year	7,486,493
End of year	$ 8,644,342

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Sammons Financial Network, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. ("Member") as managing member. The Member is an indirect wholly owned subsidiary of Sammons Enterprises, Inc. ("SEI") which is a holding company of a diverse group of businesses.

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), a member of National Securities Clearing Corporation ("NSCC"), and exempt from Securities Investor Protection Corporation ("SIPC"). FINRA is the Company's designated self-regulatory organization.

The Company engages in the wholesaling and/or distribution of mutual funds, variable annuities, fixed indexed annuities and multi-year guaranteed annuities for Midland National Life Insurance Company ("Midland") and Sammons Institutional Group ("SIG") which are indirectly wholly owned subsidiary of SEI. The Company's primary business is to serve as a wholesaling firm in connection with the sale of registered products. The Company is registered in 53 states and/or territories.

The Company operates pursuant to SEC Rule 15c3-3(K)(1) as a limited business (sale of mutual funds and/or variable annuities only) broker/dealer, and as a result is exempted from SEC Rule 15c3-3

The Company has evaluated subsequent events for recognition or disclosure through February 28, 2019, which was the date this report was available to be issued, and determined that there were no matters required to be disclosed.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of demand deposits and non-interest bearing deposits held with various financial institutions and exceed current Federal Deposit Insurance Corporation limits of $250,000. The Company consistently monitors the credit worthiness of these financial institutions.

Receivables and Prepaid Expenses

Receivables in the statement of financial condition include receivables due from affiliated entities for distribution of mutual fund and variable annuity products of affiliated entities and receivable from fund companies for 12B-1 fees. Prepaid expenses consist of prepaid licensing and registration fees associated with regulatory requirements.

Fair Value Measurements

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The Company's assets and liabilities recorded at fair value in the Statement of Financial Condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by Financial Accounting Standard Board ("FASB') Accounting Standard Codification ("ASC") 820, Fair Value Measurement, and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets, are as follows:

Level I — Unadjusted quoted prices in an active accessible market to identical assets or liabilities.

Level II — Other inputs that are directly or indirectly observable in the marketplace. There are no financial assets or liabilities classified as Level II.

Level III — Unobservable inputs which are supported by little or no market activity. There are no financial assets or liabilities classified as Level III.

The Company's financial instruments consist primarily of cash and equivalents, accounts receivable, and accounts payable. The carrying values of these financial instruments approximate fair value because of the short-term nature of these instruments.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. As such, the Company is accounted for as a division of the Member and does not file a separate tax return. SEI is a subchapter S corporation and has elected to treat certain of its eligible subsidiaries, including the Member, as qualified subchapter S subsidiaries. As a result of these elections, the Member, and in turn the Company, are included in SEI's federal S corporation income tax return. Since the Company's portion of SEI's taxable income is passed through to its sole shareholder, no provision or liability for federal income taxes has been included in the financial statements.

ASC 740, Income Taxes, requires the Company to evaluate any tax positions taken or expected to be taken in preparing the Company's tax returns. Through December 31, 2018, management has determined there are no material uncertain income tax positions.

2. REVENUE AND EXPENSES

On January 1, 2018, the Company adopted ASU 014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope and revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets.

After assessment of ASC 606, the Company did not identify any changes in revenue recognition with previous methods of revenue recognition with its current contracts. The Company has adopted ASC 606 on a modified retrospective basis effective January 1, 2018. The Company has updated its disclosures to reflect ASC 606.

Performance obligation on distribution fees are recognized on a trade date basis upon the completion of the sale per the distribution agreements. 12B-1 fees and account value fees are variable consideration and constrained until asset under administration ("AUA") is known at the end of the month and is recognized. Revenues on the income statement are classified in three categories. These are mutual fund distribution fees, annuity distribution fees, and other. Revenues are presented net of any uncollectable amounts.

Mutual Fund Distribution Fees

The mutual fund distribution fees include three revenue streams.

1. A distribution fee on the LiveWell Mutual Fund IRA was recognized in the amount of $13,981,316. The upfront fee is recognized on a trade basis upon the completion of the sale per the distribution agreement.

2. The account value fee on the AUA was recognized in the amount of $6,485,096. These fees are constrained due to market volatility until the AUA is known at the end of the month and is recognized.

3. 12B-1 fees are constrained due to market volatility until the AUA is known for the entire period. These revenues are recognized based upon the amount of 12B-1 fees stated in the prospectuses and were $14,976,960.

Annuity Distribution Fees

The annuity distribution fees include two types of fees.

1. The distribution fee on the variable annuities was recognized in the amount of $3,335,076. These fees are upfront fees and recognized on a trade basis upon the completion of the sale per the distribution agreement.

2. The distribution fee on the fixed annuities was recognized in the amount of $7,070,309. These fees are upfront fees and recognized on a trade basis upon the completion of the sale per the distribution agreement.

Other

Other revenues include two types of revenue which include marketing support agreements with the mutual fund companies and interest income. The marketing support agreements would be constrained due to market volatility until the account values are known and are recognized at the end of the month. Interest income is scoped out of ASC 606. Interest is earned on the cash balances on deposit with financial institutions. The amounts reported during 2018 for marketing support agreements and interest on cash were $250,588 and $4,426, respectively.

Employee Compensation and Benefits and Administrative Fees

Employee compensation and benefits and administrative fees include expenses that are charged by Midland National Life Insurance Company ("Midland) through related party transactions. The amount included in the statement of operations are $13,527,560 and $13,652,690, respectively.

Commissions

Commission expenses are the amounts that are incurred to pay selling broker/dealers for commissions related to the sale of mutual fund products. Commission expense is recorded on the trade date. The amount included in the statement of operations is $23,669,278.

Regulatory and Licensing

Regulatory and licensing expenses include FINRA membership, licensing, and advertising fees and are recorded when incurred. The amount on the statement of operations is $154,629.

Other Expenses

Other expenses in the statement of operations are $2,610,114. These expenses include consulting, rent, sponsorships, and other expenses in the normal course of business and are recognized as incurred.

3. CONTRIBUTIONS FROM MEMBER

The Member of the Company makes periodic contributions based on net capital requirements of the Company. Contributions are recognized when received and included in the Statement of Changes in Member's Equity.

4. RELATED PARTY TRANSACTIONS

SFN has concluded that substantial doubt about SFN's ability to continue as a going concern has been overcome as a result of a commitment from Sammons Financial Group, Inc. (SFG), an indirect wholly owned subsidiary of SEI, to provide the necessary financial support to enable the Company to continue to meet its regulatory capital requirements for a period of twelve months from the issuance of the December 31, 2018 financial statements, or February 28, 2020.

The Company receives various services in connection with the business and operations such as personnel, the use of telecommunications, office space, systems and equipment, and other general support from Midland. Midland also provides marketing, compliance, and sales assistance to the

Company. Fees related to these services provided by Midland are allocated to the Company based on time studies and other variables in accordance with a written agreement. The statement of operations includes $13,527,560 of employee compensation and benefits, $13,652,690 of administrative fees, and $611,079 of other expenses allocated by Midland related to those services. Included in the statement of operations are annuity distribution fees of $10,405,385 earned from the distribution of Midland products. The Midland distribution fee receivable of $1,579,891 and the Midland payable of $4,101,218 are included in receivable from affiliate and payable to affiliate, respectively, and are included in statement of financial condition at December 31, 2018.

The Company earns a mutual fund distribution fees from the sales of SIG LiveWell Mutual Fund IRA and LiveWell Plus Mutual Fund IRA. Included in the statement of operations are mutual fund distribution fees of $20,466,412 from SIG. In addition, SIG receivables of $1,587,010 and a payable of $26,892 are included in the receivable from affiliates and payable from affiliates, respectively, on the statement of financial condition at December 31, 2018.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position or results of operations. Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1"), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $5,068,483, which was $4,830,092 in excess of its required net capital of $238,391. The Company's ratio of aggregate indebtedness to net capital was 0.71 to 1.

The Company claims exemption from Customer Protection – Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k) (1). The Company is a limited business (mutual fund and/or variable annuities only) broker/dealer.

SUPPLEMENTAL SCHEDULE

SAMMONS FINANCIAL NETWORK, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

SCHEDULE I

Net capital		
Total Member's equity qualified for net capital		$ 9,650,050
Deductions and/or charges		
Total nonallowable assets		
Receivable from funds		2,965,128
Receivable from affiliates		1,560,119
Prepaid expenses		56,320
Total nonallowable assets		4,581,567
Other deductions and/or charges		-
Net capital before haircuts		5,068,483
Haircuts		-
Net capital		$ 5,068,483
Aggregate indebtedness		$ 3,575,859
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6.67% of aggregate indebtedness)	(A)	$ 238,391
Minimum dollar net capital requirement	(B)	25,000
Net capital requirement (greater of (A) or (B))		238,391
Excess net capital (net capital, less net capital requirement)		4,830,092
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 4,710,897
Ratio of aggregate indebtedness to net capital		0.71 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 – filed as of December 31, 2018.

SAMMONS FINANCIAL NETWORK, LLC

EXEMPTION REPORT

As of and for the Year Ended December 31, 2018
And Accompany Report of Independent Registered
Public Accounting Firm

Sammons Financial Network's Exemption Report

Sammons Financial Network (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (1) – Limited business (mutual funds and/or variable annuities only).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) thoughout the most recent fiscal year without exception.

Sammons Financial Network

I, William Lowe , affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

By: William Lowe

Title President

February 28, 2019

pwc

Report of Independent Registered Public Accounting Firm

To Management of Sammons Financial Network, LLC:

We have reviewed Sammons Financial Network, LLC's (the "Company") assertions, included in the accompanying Sammons Financial Network, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 28, 2019

PricewaterhouseCoopers LLP, 699 Walnut Street Suite 1300, Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com/us

Report of Independent Accountants

To the Management of Sammons Financial Network, LLC:

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Sammons Financial Network, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying Schedule of Form SIPC-3 Revenues of the Company for the year ended December 31, 2018, solely to assist the specified parties in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2018 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the Total Revenues amount reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December, 31, 2018 to the Total Revenues amount reported on page 3 of the Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, noting the following difference: $255,014; comprising of miscellaneous income from fees collected from fund companies for marketing events amounting to $250,588 and interest income earned on cash deposits with financial institutions amounting to $4,426.

2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 with the supporting schedules and working papers, as follows:

    a. Compared the "Distribution of shares of registered open end investment companies or unit investment trusts" amount of $35,443,372 to the trial balance accounts 592004, 592020 and 592021 provided by Arlen Dykhuis, Senior Broker Dealer Accountant and Financial and Operations Principal, noting no differences.

    b. Compared the "Sale of variable annuities" amount of $10,405,385 to the trial balance accounts 592019, 592023 and 592025 provided by Arlen Dykhuis, Senior Broker Dealer Accountant and Financial and Operations Principal, noting no differences.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2018 and in the related schedules and working papers obtained in procedure 2, as follows:

a. Recalculated the mathematical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 of $45,848,757 by summing the individual business activities through which revenue was earned noting no differences.

b. Recalculated the mathematical accuracy of the Total Differences amount reflected in the accompanying Schedule of Form SIPC-3 of $255,014 noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Management of the Company and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2019

Sammons Financial Network, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2018

Amount ($)	Business activities through which revenue was earned
$35,443,372	Distribution of shares of registered open end investment companies or unit investment trusts
$10,405,385	Annuity distribution fees
$45,848,757	**Total Revenues**

Differences which need to be considered in reconciling to Total Revenues

Amount ($)	Business activities through which revenue was earned
$250,588	Miscellaneous income from fees collected from fund companies for marketing events
$4,426	Interest income earned on cash deposits with financial institutions
$255,014	**Total Differences**
$46,103,771	**Grand Total**